Mail Stop 3010

September 24, 2009

Edward A. Sundberg
Chief Executive Officer
American Business Change Agents, Inc.
13070 Addison Road
Roswell, Georgia 30075

      Re: American Business Change Agents, Inc.
               Item 4.01 Form 8-K
               Filed September 1, 2009, as Amended September 10, 2009
               File No. 333-157783

Dear Mr. Sundberg:

      We have read your supplemental response letter dated September 11, 2009 and have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jonathan Wiggins
               Staff Accountant

cc: Gary B. Wolff, Esq. (*via facsimile*)